08027792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8- 040685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weller, Anderson & Co., LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Rusk Suite 715
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fenner Weller 713-222-1901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202	Houston	Texas	77046
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fenner R. Weller, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weller, Anderson & Co., LTD., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLER, ANDERSON & CO., LTD.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2007

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Weller, Anderson & Co., Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Weller, Anderson & Co., Ltd. (the "Partnership") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 22, 2008

WELLER, ANDERSON & CO., LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

CONTENTS

	Page
Independent Auditors' Report	2
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Partners' Capital	5
Statements of Cash Flows	6
Notes to Financial Statements	7-9
Supplementary Information	
Schedule I - Calculation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Partners of
Weller, Anderson & Co., Ltd.

We have audited the accompanying statements of financial condition of Weller, Anderson & Co., Ltd. (a Texas limited partnership) at December 31, 2007 and 2006, and the related statements of income, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weller, Anderson & Co., Ltd. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
February 22, 2008

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,417,154	$ 2,485,007
Deposit with clearing organizations - cash	408,332	403,623
Receivable from brokers or dealers and clearing organizations	15,891	17,973
Receivable from general partner	39,532	76,716
Other current assets	15,594	28,675
TOTAL CURRENT ASSETS	2,896,503	3,011,994
PROPERTY AND EQUIPMENT		
Furniture, equipment and leasehold improvements, net	14,859	24,520
TOTAL PROPERTY AND EQUIPMENT	14,859	24,520
TOTAL ASSETS	$ 2,911,362	$ 3,036,514
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accrued compensation	$ 34,213	$ 109,463
TOTAL LIABILITIES	34,213	109,463
COMMITMENTS AND CONTINGENCIES	-	-
PARTNERS' CAPITAL	2,877,149	2,927,051
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 2,911,362	$ 3,036,514

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF INCOME

	Year Ended December 31, 2007	2006
REVENUES		
Commissions	$ 1,296,539	$ 1,738,547
Interest	53,741	59,727
Other revenue	8,969	47,659
TOTAL REVENUES	1,359,249	1,845,933
EXPENSES		
Salaries and benefits	645,072	776,731
Clearance fees	81,190	126,638
Communications	161,371	162,097
Occupancy and equipment expenses	53,865	52,021
Regulatory fees and expenses	7,743	26,942
Taxes - other	171,579	176,382
Other operating expenses	184,586	228,711
TOTAL EXPENSES	1,305,406	1,549,522
NET INCOME	$ 53,843	$ 296,411

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Partners' Capital
Balance at January 1, 2006	$ 2,838,549
Net income	296,411
Distributions	(207,909)
Balance at December 31, 2006	2,927,051
Net income	53,843
Distributions	(103,745)
Balance at December 31, 2007	$ 2,877,149

See accompanying notes to financial statements.
INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2007	Year Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 53,843	$ 296,411
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	9,661	9,479
Changes in operating assets and liabilities:		
Receivable from brokers or dealers and clearing organizations	2,082	183,273
Receivable from (payable to) general partner	37,184	(163,393)
Deposit with clearing organizations	(4,709)	(3,623)
Other current assets	13,081	(10,463)
Accrued compensation	(75,250)	57,774
NET CASH PROVIDED BY OPERATING ACTIVITIES	35,892	369,458
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	-	-
Additions to property and equipment	-	(10,057)
NET CASH USED IN INVESTING ACTIVITIES	-	(10,057)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to partners	(103,745)	(207,909)
NET CASH USED IN FINANCING ACTIVITIES	(103,745)	(207,909)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(67,853)	151,492
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,485,007	2,333,515
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,417,154	$ 2,485,007

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Weller, Anderson & Co., Ltd. (the "Partnership"), formerly Weller, Anderson, Cheneviere & Co., Ltd., is a limited partnership formed in Texas on June 17, 1985. Unless dissolved sooner by the general partner, the term of the Partnership shall continue until December 31, 2031. The managing general partner of the Partnership is Fenner R. Weller, Jr., Inc. (Mr. Fenner R. Weller, Jr., President). The office of the Partnership is located at 811 Rusk Street, Suite 715, Houston, Texas.

Nature of Operations: The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, and a securities dealer registered with the Texas Securities Board.

The Partnership began operations as a registered broker-dealer on March 6, 1989. The Partnership retails equity and debt securities, sells interests in mortgages, and is a U.S. Government and municipal securities broker. The Partnership is registered as a broker-dealer in various state jurisdictions.

Under the terms of agreements with clearing organizations, the Partnership must maintain in deposit accounts either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $400,000. The Partnership must maintain the accounts until the termination of the clearing agreements.

The Partnership does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Partnership is exempt under SEC Rule 15c3-3(k) 2(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements, and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents: The Partnership considers all highly liquid investment purchases with a maturity of three months or less to be cash equivalents.

Depreciation and Amortization: Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease using the straight-line method.

Income Taxes: Federal income taxes are not payable by, or provided for, the Partnership. The general and limited partners are taxed individually on their share of earnings.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

State Income Tax: In May 2006, the State of Texas enacted a bill that replaced the existing franchise tax with a margin tax. Effective January 1, 2007, the margin tax applies to legal entities conducting business in Texas, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The margin tax is based on our Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and therefore has the characteristics of an income tax. The calculated margin tax is considered immaterial to the Partnership for 2007 and is not included in the financial statements.

NOTE B - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a) (2) (iv) of SEC Rule 15c3-1, the Partnership is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $50,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2007, the Partnership had net capital of $2,807,164, which was $2,757,164 in excess of its minimum required net capital of $50,000.

NOTE C - PARTNERS' CAPITAL

Distributions of the Partnership's cash may be made to partners upon determination by the managing partner that such cash is not required to satisfy ongoing net capital requirements of the applicable regulatory authorities or for the conduct of the Partnership's business. Distributions were made to partners during 2007 and 2006 of $103,745 and $207,909, respectively.

NOTE D - COMMITMENTS AND CONTINGENT LIABILITIES

Rent expense attributable to leases (including short-term leases) was $50,089 and $52,021 for 2007 and 2006, respectively. Future minimum rental commitments under the long-term office space lease agreement are as follows:

Year Ending December 31,		
2008	$	39,600
2009		39,600
2010		39,600
2011		39,600
2012		16,500
Total	$	174,900

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31, 2007	December 31, 2006
Furniture and office equipment	$ 79,815	$ 79,815
Leasehold improvements	18,244	18,244
Software	1,683	1,683
Communication technology	3,356	3,356
	103,098	103,098
Less: accumulated depreciation and amortization	88,239	78,578
	$ 14,859	$ 24,520

Depreciation and amortization expense for the years ended December 31, 2007 and 2006 was $9,661 and $9,479, respectively.

NOTE F - CONCENTRATION OF CREDIT RISK

The Partnership maintains cash deposits with banks which, from time to time, may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that any possible loss is minimal.

NOTE G - MAJOR CUSTOMERS

For the years ended December 31, 2007 and 2006, commissions earned from two customers were approximately 40% and 62% of total commission revenue, respectively.

NOTE H - EMPLOYEE BENEFIT PLAN

During 2004, the Partnership began providing a defined contribution 401(k) Savings and Profit Sharing Plan that covers all fulltime employees who meet certain age and service requirements. Employees may contribute to the Plan through salary deferrals. Additionally, the Partnership may contribute at its discretion. No contributions were made by the Partnership in 2007 and 2006.

SUPPLEMENTARY INFORMATION

WELLER, ANDERSON & CO., LTD.
SCHEDULE I - CALCULATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

TOTAL PARTNER'S CAPITAL		$	2,877,149
Deductions for nonallowable assets:			
Property and equipment, net	14,859		
Other current assets	15,594		
Receivable from general partner	39,532		69,985
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS			2,807,164
Haircuts on securities			-
NET CAPITAL		$	2,807,164
AGGREGATE INDEBTEDNESS			
Items included on statement of financial condition:			
Accounts payable and accrued expenses		$	34,213
TOTAL AGGREGATE INDEBTEDNESS		$	34,213
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum net capital required (1/15 of total aggregate indebtedness)		$	2,281
Minimum dollar net capital requirement		$	50,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital requirement)		$	50,000
EXCESS NET CAPITAL		$	2,757,164
Ratio: aggregate indebtedness to net capital			.01:1

There is no material difference between the above computation and the Partnership's computation of net capital as reported in the Partnership's Part II of Form X-17A-5 as of December 31, 2007.

END

See independent auditors' report.